SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report to Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the date as at September 23, 2003

Commission File Number:

Origin Energy Limited

(Translation of registrant’s name into English)

Level 39

AMP Centre

50 Bridge Street

SYDNEY NSW 2000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1)(7):

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

INDEX TO EXHIBITS

Item

1. ASX Announcement “Overseas Share Sale Facility” and attached copy of correspondence sent to registered US and overseas shareholders in relation to the extension of the Overseas Share Sale Facility.

The information contained in this report is incorporated by reference into the Registration Statement on Form F-3 (file no. 333-103886).

To	Company Announcements Office	Facsimile	1300 300 021

Company	Australian Stock Exchange Limited	Date	22 September 2003

From	Bill Hundy	Pages	13

Subject	Overseas Share Sale Facility

Attached herewith is a copy of correspondence sent to registered US and overseas shareholders in relation to the extension of the Overseas Share Sale Facility.

The Overseas Share Sale Facility is designed to help reduce the cost of servicing small shareholders in foreign countries and is not available to residents of Australia, New Zealand or other countries where Origin has employees or registered subsidiaries.

Regards

/s/ BILL HUNDY
Bill Hundy Company Secretary

Dear Shareholder,

•	Share Sale Facility closing
•	Final opportunity to sell your Origin Energy shares & convert dividends at no cost

Origin Energy is writing to advise you that due to a strong response we have extended our voluntary Share Sale Facility. The program will now close on Tuesday October 7, 2003.

As explained in more detail below the Share Sale Facility allows you as a holder of less than 2,000 shares in Origin Energy to conveniently:

•	Sell all of your shares in Origin Energy at no cost to you.
•	Receive proceeds from this sale in U.S. dollars
•	Have all your uncashed Australian dollar dividend checks replaced by a check in U.S. dollars
•	Receive your October 2003 dividend by check in U.S. dollars

You are not obligated to take up this offer, but we advise that this is your final opportunity under the program to sell your Origin Energy shares and convert your dividends to US dollars at no cost to you. If you wish to take advantage of this facility you should act promptly to ensure that your completed form is received by Georgeson Shareholder before Tuesday October 7, 2003.

The attached instruction and acceptance forms contain further background and details regarding the Share Sale Facility. If you have any questions or need additional information in relation to this offer, please call Georgeson Shareholder at 866-274-2459.

If you have already returned your Share Sale Facility Instruction Form please disregard this notice.

——————————

Introduction

On August 4, 2003 we wrote to you to advise you of a Share Sale Facility provided by Origin Energy that was open until Tuesday September 9, 2003 or such later date as we elected, and that allowed you as a holder of less than 2,000 shares in Origin Energy to conveniently:

•	Sell all of your shares in Origin Energy at no cost to you.
•	Receive proceeds from this sale in U.S. dollars, and
•	Have all your uncashed Australian dollar dividend checks replaced by a check in U.S. dollars.

Origin Energy has now elected to extend the Share Sale Facility until Tuesday October 7, 2003.

•	In addition, we now also offer the opportunity to receive your October 2003 dividend by check in U.S. dollars.

In extending the Share Sale Facility we note that shareholders who sell their shares after Monday, September 15, 2003 will remain entitled to the final dividend for the financial year ending June 30, 2003 (the “Final Dividend”) of A$0.05 per share (five Australian cents per share) that is scheduled to be paid on October 3, 2003. If you participate in the Share Sale Facility we will also ensure that you receive this dividend check as an equivalent amount in U.S. dollars at the time of payment.

The Share Sale Facility is designed to save you the time, uncertainty and expense of selling small parcels of shares on a foreign stock market, and the expense of converting proceeds from the sale of shares into U.S. dollars. Origin Energy shares do not trade on the New York Stock Exchange or on any stock exchange in U.S. dollars. The only market where our shares are actively traded is the Australian Stock Exchange (“ASX”) and trading occurs in Australian dollars. In addition if you take advantage of this facility, and you have any outstanding dividend checks in Australian dollars that have not yet been cashed, we will replace your Australian dollar dividend checks with U.S. dollar dividend checks (see “Uncashed Dividend Checks” on subsequent pages), and provide your check for the Final Dividend in U.S. dollars.

You are not obligated to take up this offer. As an alternative, should you wish to sell your shares in Origin Energy, you would need to make your own inquiries into market conditions and your own arrangements with an Australian broker to execute the trade on your behalf on the ASX, and receive a check for the proceeds in Australian dollars, which you will have to convert to U.S. dollars at your own time and expense. Your outstanding dividend checks, including the Final Dividend check, will also need to be converted to U.S. dollars at your own time and expense.

This Share Sale Facility will provide you with a convenient means to realise your investment in Origin Energy and will help us reduce our long run costs. Following the closing of the Share Sale Facility should the total number of shareholders of record in the United States fall below 300 Origin Energy will seek to deregister in the United States and we will no longer have to conform to certain reporting requirements in the United States. All shareholders will however continue to receive Origin Energy’s periodic reports that are lodged with the ASX. To assist in the execution of this Share Sale Facility, Georgeson Shareholder Communications (“Georgeson”) will act as an information agent and co-ordinator, while Citigroup Global Markets Australia Pty Ltd (“CGMA”) will act as Stock and Transfer Agent. Our share registrar in Australia, ASX Perpetual Registrars Limited (“Perpetual”), will also be involved in facilitating these sales which will be conducted as regular transactions on the Australian Stock Exchange.

Please read the accompanying material carefully and, should you choose to take advantage of this facility, return the completed documentation in the reply paid envelope supplied to Georgeson by no later than Tuesday, October 7, 2003 or such other later date determined by Origin Energy and Georgeson (“Final Date”).

The accompanying material consists of:

•	An acceptance form for the sale of your entire shareholding in Origin Energy
•	Instructions for participation in the Share Sale Facility
•	A short form Prospectus relating to the Share Sale Facility. We have filed the prospectus with the U.S. Securities and Exchange Commission as part of a registration statement on Form F-3. The SEC declared the prospectus effective on July 31, 2003.

Should you have any questions please contact Georgeson Shareholder on the Toll Free line in the United States of 866-274-2459. Eligible Shareholders outside the United States should call +1-212-440-9800, but are notified that this is not a toll free number.

Should you wish to verify that Origin Energy is the originator of this correspondence we invite you to either:

•	Visit the Origin Energy website at www.originenergy.com.au and proceed to the “Investor Centre” and “Foreign Share Sale Facility”; or

•	You may obtain a copy of our most recent annual report on Form 20-F and our other periodic reports on Form 6-K free of charge from Georgeson or by visiting the SEC’s website at www.sec.gov and searching for filings for Origin Energy.

Background

Origin Energy is a company listed on the ASX whose primary activities include the sale of natural gas, liquefied petroleum gas (LPG) and electricity throughout Australia, the distribution of LPG in New Zealand and parts of the Asia-Pacific region, the exploration for and production of oil and gas in Australia and New Zealand, the development and operation of gas-fired cogeneration and power generation facilities in Australia, and management of gas transmission and distribution assets on behalf of third parties in Australia.

The company evolved from the demerger of Boral Ltd (“Old Boral”), a company listed on the ASX which had a combination of building and construction material businesses and energy businesses. Old Boral was for a period of time in the 1990’s listed on the Nasdaq and ran an American Depository Receipt (“ADR”) program in the United States. The company had many overseas operations, including building and construction material businesses in the United States.

A Scheme of Arrangement to separate Old Boral’s building and construction materials businesses from its energy businesses was approved at a meeting of shareholders on 17 February 2000. Consequently, two industry specific Australian listed companies, Boral Limited (“New Boral”) and Origin Energy, were created from the Old Boral. The mechanisms of the Scheme of Arrangement were such that each holder subsequently held one New Boral and one Origin Energy share for every two (2) Old Boral shares held. The record date for the issue of New Boral and Origin Energy shares was 25 February 2000.

Origin Energy is aware that many holders acquired Old Boral shares to invest in an international building and construction materials company and may not wish to continue an association with an Australian energy company. It is also apparent that many shareholders in the United States and other countries outside of Australia hold small parcels of shares. Sale of these shares would ordinarily be subject to significant transaction costs and payment would normally be received in a foreign currency (Australian dollars).

Origin Energy is therefore giving selected investors outside of Australia holding less than 2000 Origin Energy shares the opportunity to dispose of their entire holding without incurring brokerage or transaction costs, and to receive payment in U.S. dollars. In addition if you take advantage of this facility, and you have any outstanding dividend checks in Australian dollars that have not yet been cashed, we will replace your Australian dollar dividend checks with U.S. dollar dividend checks. As outlined above this convenience is also extended to the Final Dividend.

Details Regarding the Share Sale Facility

Origin Energy can make no representations regarding the price that will be received for the sale of shares sold through the Share Sale Facility.

Sales will be made on market on the ASX on Friday of each week commencing from Friday, August 15, 2003. Normally, if your completed forms are received by Georgeson by the Tuesday of a particular week (in the United States) the shares will be sold on the ASX in Australia on Friday of that same week. The share price received will be the Volume Weighted Average Share Price (VWAP) in Australian dollars for all Origin Energy shares sold on that day. The sale proceeds will be converted into U.S. dollars from Australian dollars at the noon buying rate in New York City for cable transfers in Australian dollars as reported by The Federal Reserve Bank of New York (the “Noon Buying Rate”) on the date of sale. Settlement of the sale of shares will take place three days after the trade, as per standard ASX procedures. Documentation of the sale, preparation of tax forms and issuance of U.S. dollar checks will then be undertaken by Georgeson, and it is anticipated that the proceeds will be mailed to you by close of business on the Friday following the date of sale of your shares.

Should the return forms submitted be incomplete, or should your shareholding need to be transferred from an Australian Broker Sponsored account to an Issuer Sponsored account (see “Broker Sponsored Holdings” below) then there may be a delay in selling your shares while the appropriate documentation is being completed.

Broker Sponsored Holdings

If your shareholding in Origin Energy is held through a Clearing House Electronic Sub-register System (“CHESS”) Broker Sponsored account this will be noted on the “Share Sale Facility Instruction Form”. To take advantage of this Share Sale Facility and the free brokerage offered it is essential that your holding is first changed from a Broker Sponsored account to an Issuer Sponsored account. This can be done simply on the “Share Sale Facility Instruction Form”, which contains a box for you to tick to acknowledge your desire to transfer your holding to an Issuer Sponsored account. If you tick this box our share registrar in Australia, ASX Perpetual Registrars Limited will, in accordance with your instructions, contact your broker and request them to complete the transfer documentation.

Uncashed Dividend Checks

If by our records you hold uncashed dividend checks from Origin Energy a listing of all uncashed dividend checks will appear on page 2 of the “Share Sale Facility Instruction Form”. If you agree to participate in this share sale facility we offer to replace your uncashed Australian dollar dividend checks with one U.S. dollar dividend check. This will save you the time and expense of converting these Australian dollar dividend checks into U.S. dollars. If you wish to take advantage of this offer please tick the appropriate box on the “Share Sale Facility Instruction Form.”

On receipt of these forms Origin Energy will cancel the Australian dollars checks in your possession and issue a new check denominated in U.S. dollars. Conversion to U.S. dollars will take place at the same exchange rate that is applicable to the sale of your shares.

Note that you may only take advantage of this offer to convert uncashed dividend checks if you are selling all your shares in Origin Energy through this Share Sale Facility. It is not available to shareholders who do not participate in the Share Sale Facility.

Final Dividend

Shareholders who sell their shares after Monday, September 15, 2003 will remain entitled to the final dividend for the financial year ending June 30, 2003 (the “Final Dividend”) of A$0.05 per share (five Australian cents per share) that is scheduled to be paid on October 3, 2003. If you participate in the Share Sale Facility we will also ensure that you receive this dividend check as an equivalent amount in U.S. dollars at the time of payment.

Backup withholding and substitute IRS Form W-9

US shareholders may be subject to U.S. federal income tax backup withholding equal to 28% of the gross proceeds payable to U.S. shareholders for ordinary shares sold on the Australian Stock Exchange pursuant to the Share Sale Facility. Certain shareholders (including all U.S. corporations and non-U.S. holders) are exempt from backup withholding.

If as a U.S. shareholder you do not otherwise establish an exemption, you must provide Georgeson with your correct taxpayer identification number and provide certain other information by completing the Substitute Internal Revenue Service Form W-9 on page 5 of the Share Sale Facility Instruction Form. Failure to do so will result in U.S. federal income tax backup withholding equal to 28% of the gross proceeds from the sale of your shares on the Australian Stock Exchange being deducted from the amount provided to you.

Form W-9 and instructions relating to its completion are included on pages 5, 6 and 7 of the Share Sale Facility Instruction Form.

Participating in the Share Sale Facility

Shareholders wishing to take advantage of this offer to sell their entire Origin Energy share holdings should fill in all sections of the attached Share Sale Facility Instruction Form and return the completed Instruction Form to Georgeson in the enclosed envelope. Note that shareholders electing to participate in the Share Sale Facility must sell their entire holding of Origin Energy shares.

If your shares in Origin Energy are held through a Broker Sponsored account you will need to tick the box “Change from Broker Sponsored to Issuer Sponsored”. For details see “Broker Sponsored Holdings” above.

If you have uncashed dividend checks from Origin Energy and wish to have these checks converted to U.S. dollars at no charge, please tick the box “Conversion of Uncashed Dividend Checks to U.S. dollars.” For details see “Uncashed Dividend Checks” above.

Shareholders should note that:

(a)	This offer is only open to applications received in good order by Georgeson by mail prior to close of business in New York on the Final Date, being currently Tuesday, October 7, 2003, subject to the complete discretion of Georgeson and Origin Energy to extend;

(b)	After an acceptance form has been submitted by a shareholder it cannot be withdrawn;

(c)	Although Origin Energy has engaged Georgeson to arrange the Share Sale Facility and CGMA to sell the shares, the shares will be sold directly on market on the ASX and neither Georgeson, CGMA nor Origin Energy will have or take any interest in the shares;

(d)	Origin Energy, Georgeson and CGMA can give no representation as to the price that will be realised on the sale of the shares as this will be determined by market conditions on the ASX at the time of sale; and

(e)	If the number of U.S. holders of Origin Energy shares falls below a certain level, Origin Energy intends to deregister its shares with the U.S. Securities and Exchange Commission so that it will no longer have to comply with certain U.S. reporting requirements to which it is currently subject.

If you have any questions or need additional information in relation to this offer, please call Georgeson at 866-274-2459.

Yours sincerely,

Bill Hundy

Company Secretary

Origin Energy Limited

September 18, 2003

SHARE SALE FACILITY

INSTRUCTION FORM

INSTRUCTION TO SELL YOUR SHAREHOLDING

IN ORIGIN ENERGY LIMITED (“ORIGIN ENERGY”)

A.	Share Sale Offer

	To agree to sell your entire holding of Origin Energy Shares please tick (x) this box. You must also sign where indicated insection C below		☐

Change from Brokered Sponsored to Issuer Sponsored

	If your shareholding in Origin Energy is currently indicated above as “Broker Sponsored” and you agree to transfer your holding from “Broker Sponsored” to “Issuer Sponsored” please tick (x) this box. For an explanation of this item see “Broker Sponsored Accounts” in the accompanying letter.		☐

Conversion of Uncashed Dividend Checks to U.S. Dollars

	If by our records you hold uncashed dividend checks from Origin Energy a listing of all uncashed dividend checks will appear on the following page 2 of this election form. To agree to have these checks cancelled and replaced by one check of equivalent value in U.S. dollars please tick (x) this box. For an explanation of this item see “Uncashed Dividend Checks” in the accompanying letter. (Please note you must participate in the “Share Sale Offer” in order to have your uncashed dividend checks converted to U.S. dollars.)		☐

B	Contact Details

	Please provide a telephone number where we may reach you during business hours if we have any questions about this form	( ) -

C	Signing—Refer overleaf for signing instructions

I/We named above agree to be bound by the terms of the Shareholder Warranties and Acknowledgements and this Instruction Form.

Signature of Security Holder/s	Companies Only Common Seal

Signature		Director/Sole Director

/ / Date		/ / Date

Signature		Director/Secretary

/ / Date		/ / Date

	Executed By:	In accordance with the Company’s Constitution

List of Uncashed Dividend Checks

2

Shareholder Warranties and Acknowledgements

I/We warrant and acknowledge that by returning this Instruction Form:

1.	I am/we are the legal and beneficial owner of my/our Shares.

2.	I am/we are absolutely free to sell my/our Shares and my/our Shares have not been mortgaged, charged or otherwise encumbered in any way.

3.	Origin Energy and / or its agents may reject in its absolute discretion any Instruction Form.

4.	I/we acknowledge that by signing and submitting this form I/we are instructing that my/our entire shareholding be sold through the Share Sale Facility in accordance with the Share Sale Facility Term Sheet and that this instruction is irrevocable.

Signing Instructions

a)	The instruction form must be signed by the shareholder (for joint shareholders all must sign) or by his/her/their joint authorised attorney(s).

b)	If the shareholder is a corporation, this form should be signed:

under the common seal of the company by two directors, or a director and a secretary;

or

by two directors, or a director and a secretary;

or

in the case of a proprietary company that has a sole director who is also the sole company secretary, by that director; or under the hand of a duly authorised officer or attorney.

c)	If signed under a Power of Attorney, the attorney hereby states that no notice of revocation of the power has been received.

Delivery Details

Return your completed Instruction Form in the postage paid reply envelope or to:

By Mail:	By Overnight Courier:	By Hand:
Alpine Fiduciary Service, Inc.	Alpine Fiduciary Services, Inc.	Alpine Fiduciary Services
C/o Georgeson Shareholder Securities Transfer and	c/o Georgeson Shareholder	c/o
Communications, Inc.	Communications, Inc.	Reporting Srvices, Inc.
PO Box 2065	219 Murray Hill Parkway	100 Williams Street
South Hackensack, NJ 07606	East Rutherford, NJ 07073	Lower Gallaria
Attn: Corporate Actions Dept.		New York, NY 10038
By Facsimile Transmission:
(201) 528-2733

Terms used on this Instruction Form have the same meaning in the Sale Facility Term Sheet.

3

SALE FACILITY TERM SHEET

1	KEY TERMS

“Company” means Origin Energy Limited, ACN 000 051 696 (“Origin Energy”).

“Broker Sponsored” means that you have entered into an agreement with a licensed sharebroker in Australia to transact your shareholding solely through that broker.

“CGMA” means Citigroup Global Markets Australia Pty Ltd.

“Controlling Participant” means your sponsoring broker should your shareholding in Origin Energy be “Broker Sponsored”.

“Eligible Shareholder” means a registered holder of shares in Origin Energy, with a registered address in the United States of America or certain other countries as specified in the enclosed Prospectus, holding less than 2000 shares in Origin Energy.

“Final Dividend” means the final dividend for the financial year ended June 30, 2003

“Georgeson” means Georgeson Shareholder Communications Corporation.

“Instruction Form” means this instruction form pursuant to which Eligible Shareholders instruct Georgeson to facilitate the sales of their Shares on the Australian Stock Exchange.

“Noon Buying Rate” the noon buying rate in New York City for cable transfers in Australian dollars as reported by The Federal Reserve Bank of New York.

“Sale Amount” means the amount described in section 5.2.

“Share Sale Facility” means the facility offered to Eligible Shareholders to sell their entire holding of Shares in the Company.

“Share Sale Facility Offer Period” means the period from Monday, August 4, 2003 to Tuesday, October 7, 2003, subject to the complete discretion of Georgeson and Origin Energy to extend.

“Sale Shares” means the shareholding in the Company that an Eligible Shareholder has offered to sell in the Share Sale Facility being all Shares held by the Eligible Shareholder at the time of lodging the Instruction Form with Georgeson.

“Shares” means ordinary shares in the Company.

“Volume Weighted Average Price” or “VWAP” means the price obtained by dividing the total proceeds from the sale of shares in the Company on a particular day by the number of shares in the Company sold on that day on the ASX.

2	TERMS OF PARTICIPATION

2.1	Only an Eligible Shareholder may participate in the Share Sale Facility. An Eligible Shareholder electing to participate in the Share Sale Facility must sell all Shares held by that shareholder.

2.2	An Eligible Shareholder may only participate once in the Share Sale Facility.

2.3	Only Instruction Forms received prior to the expiration of the Share Sale Facility Offer Period will be regarded as valid.

2.4	A valid Instruction Form received from an Eligible Shareholder will be an irrevocable instruction to sell such shares on behalf of such Eligible Shareholder.

3	CHARGE TO SHAREHOLDERS

3.1	Eligible Shareholders will not be required to bear the brokerage charge in selling their Shares through the Share Sale Facility. However, any other tax, duty, charge, or expense on the sale of the Shares will be for the account of Eligible Shareholders.

4	SHAREHOLDER INSTRUCTIONS

4.1	Eligible Shareholders may participate in the Share Sale Facility by completing this Instruction Form pursuant to which each Eligible Shareholder irrevocably instructs Georgeson to sell their entire share holding in the Company through the Share Sale Facility on these terms.

5	SALE FACILITY MECHANICS

5.1	Georgeson in its discretion, will accept offers to participate in the Share Sale Facility which are made by Eligible Shareholders returning duly completed Instruction Forms to Georgeson (“Participating Shareholders”).

5.2	The amount to be paid to the Eligible Shareholder shall be the VWAP in Australian dollars for all shares traded on the ASX on the particular day that an Eligible Shareholder’s shares are sold, multiplied by the Noon Buying Rate that day.

5.3	Georgeson will endeavour to send a covering letter and pre-printed check to Participating Shareholders in respect of the Sale Amount by 5:00 pm on the Friday in the United States one week after the shares are sold on the ASX.

4

SUBSTITUTE FORM W–9	Part 1—Please provide your correct TIN Name Social Security Number Employer Identification Number	Part 2—For Payees exempt from backup withholding, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 and complete as instructed therein.
Department of the Treasury Internal Revenue Service Payer’s Request For Taxpayer Identification Number (“TIN”)

Under penalties of perjury, I certify that:

1.      The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2.      I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3.      I am a U.S. person (including a U.S. resident alien).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. (See instructions on page 2.)

	ADDRESS	Date Signature

NOTE:	FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF THE APPROPRIATE PERCENTAGE OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE SHARE SALE FACILITY. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 AND SEE INSTRUCTIONS HEREIN FOR ADDITIONAL DETAILS.

5

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help to determine the number to give the payer.

For this type of account:	Give the SOCIAL SECURITY number of—	For this type of account:	Give the EMPLOYER IDENTIFICATION number of—

1. An individual’s account	The individual	7. A valid trust estate, or pension trust	Legal entity (Do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title.) (4)
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, any one of the individuals (1)

3. Husband and wife (joint account)	The actual owner of the account or, if joint funds, either person (1)	8. Corporate account	The Corporation

		9. Religious, charitable, or educational organization account	The organization

4. Custodian account of a minor (Uniform gift to Minors Act)	The minor (2)	10. Partnership account held in the name of the business	The partnership

5. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee (1)	11. Association, club, or other tax-exempt organization	The organization

b. So-called trust account that is not a legal or valid trust under State law	The actual owner (1)	12. A broker or registered nominee	The broker or nominee

6. Sole proprietorship account	The Owner (3)	13. Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school, district or prison) that received agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish.
(2)	Circle the minor’s name and furnish the minor’s social security number.
(3)	Show the name of the owner.
(4)	List first and circle the name of the legal trust, estate, or pension trust.

Note:	If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

(Section references are to the Internal Revenue Code)

Obtaining a Number

If you don’t have a taxpayer identification number or if you don’t know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number at the local office of the Social Security Administration or the Internal Revenue Service and apply got a number.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding on ALL payments include the following:

•	A corporation.

•	A financial institution.

•	An organization exempt from tax under section 501(a), or an individual requirement plan.

•	The United States

•	or any agency or instrumentality thereof.

•	A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

•	A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

•	An international organization or any agency, or instrumentality thereof.

•	A registered dealer in securities or commodities registered in the U.S. or a possession of the U.S.

•	A real estate investment trust.

•	An common trust fund operated by a bank under section 584(a).

•	An exempt charitable remainder trust, or a non-exempt trust described in section 4947(a)(1).

•	An entity registered at all times under the Investment Company Act of 1940.

•	A foreign central bank of issue.

Payments of dividends and patronage dividends not generally subject to backup withholding including the following:

•	Payments to nonresident aliens subject to withholding under section 1441.

•	Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident partner.

•	Payments of patronage dividends where the amount received is not paid in money.

•	Payments made by certain foreign organizations.

•	Payments of interest not generally subject to backup withholding include the following:

Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer’s trade or business and you have not provided your correct taxpayer identification number to the payer.

•	Payments described in section 6049(b)(5) to nonresident aliens.

•	Payments on tax-free covenant bonds under section 1451.

•	Payments made by certain foreign organizations.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER. IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.

Certain payments other than interest, dividends and patronage dividends, that are not subject to information reporting are also not subject to backup withholding. For details, see the regulation under sections 6041, 6041A(a), 6045 and 6050A.

Privacy Act Notice. Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to IRS. IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not the recipients are required to file tax returns. Payers must generally withhold 31% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

(1) Penalty for Failure to Furnish Taxpayer Identification Number. If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) Civil Penalty for False Information With Respect to Withholding. If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE IRS